Exhibit 99.1

News Release

December 15, 2009

TELUS sets 2010 financial targets

EBITDA growth of up to 6% and reduced capex drives free cash flow growth of more than 40%

Vancouver, B.C. — TELUS Corporation (TSX: T and T.A / NYSE: TU) today announced 2010 financial targets that reflect the continued execution of the company’s national growth strategy focused on wireless and data. The company also made minor updates to its annual guidance for 2009.

“We expect the significant on-strategy investments made in our wireless and wireline broadband networks will generate solid results in 2010,” said Darren Entwistle, TELUS president and CEO. “Our strong lineup of smartphones running on our new 3G+ wireless network, coupled with our clear and simple wireless rate plans, create opportunities for growth in the Canadian market in 2010 and beyond. This is similarly true for TELUS TV running on our expanding broadband wireline network, where we also expect solid growth in 2010 and the years that follow.”

Robert McFarlane, executive-vice president and CFO, added, “We expect 2009 consolidated guidance will end up towards the lower end of the previous guidance range reflecting in part the $30 million increase in estimated fourth quarter restructuring costs. In 2010, despite having a peak in cash income tax payments, we expect a significant increase in cash flow of more than 40 per cent. This reflects a transition to a multi-year period of lower capital intensity following progress on major investments in deploying our broadband networks.  In addition, it reflects TELUS’ continued intense focus on enhanced operating efficiency, which in 2010 should help offset the near term dilutive impact of significant “J-curve” growth investments in wireless smartphone subsidies and TELUS TV subscriber growth.”

For 2010, TELUS is targeting consolidated revenue of $9.8 to $10.1 billion, an increase over 2009 of two to five per cent, or approximately $200 to $500 million. EBITDA is expected to be in a range of $3.5 to $3.7 billion, an increase of one to six per cent over 2009. Earnings per share (EPS) are targeted to be $2.90 to $3.30 in 2010. TELUS expects 2010 EPS will be impacted by slightly increased depreciation and amortization expense and higher net financing costs due to less interest income in 2010. Excluding year-to-date positive tax impacts and financing charges associated with the early partial debt redemption of June 2011 notes, TELUS expects underlying EPS growth of two to 16 per cent in 2010.

The 2010 financial targets and updated 2009 guidance are as follows:

	2010 Targets	Latest 2009 Guidance	Change(1)
Consolidated
Revenues	$9.8 to $10.1 billion	Approx. $9.6 billion	2 to 5%
EBITDA(2)	$3.5 to $3.7 billion	Approx. $3.475 billion	1 to 6%
Earnings per share (reported)(3)	$2.90 to $3.30	$3.10 to $3.30(3) (no change)	(9) to 3%
Capital expenditures	Approx. $1.7 billion	Approx. $2.1 billion (no change)	(19)%

Wireless
Revenue (external)	$4.95 to $5.1 billion	$4.675 to $4.725 billion (no change)	5 to 9%
EBITDA(2)	$1.925 to $2.025 billion	$1.90 to $1.95 billion (no change)	flat to 5%

Wireline
Revenue (external)	$4.85 to $5.0 billion	Approx. $4.9 billion	(1) to 2%
EBITDA(2)	$1.575 to $1.675 billion	Approx. $1.55 billion	2 to 8%

(1)   Annual change based on low and high-end 2010 targets compared to midpoint of latest 2009 guidance.

(2)   Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) is defined as Operating revenues less Operations expense less restructuring and workforce reduction costs. Restructuring and workforce reduction costs are estimated at approximately $190 million in 2009, and approximately $75 million in 2010.

(3)   2009 EPS includes estimated negative impact of approximately $0.21 per share in Q4, reflecting increased financing charges associated with the early partial redemption of U.S. dollar denominated 8% notes due June 1, 2011 largely offset by positive tax adjustments expected in Q4 2009 and $0.30 of positive tax adjustments recorded as of September 30.

Also today, TELUS made minor adjustments to its 2009 annual guidance with both consolidated revenue and EBITDA guidance now trending towards the low end of the previously announced guidance ranges. TELUS reiterated 2009 EPS guidance as it expects a negative 21 cent after-tax financing charge associated with the early partial redemption of U.S. dollar denominated 8% notes due June 1, 2011 to be offset by a similar amount of positive tax adjustments in the fourth quarter of 2009.

The 2009 estimate for restructuring costs has been increased by $30 million to approximately $190 million (previously approximately $160 million) reflecting the acceleration of certain initiatives previously planned for early 2010. TELUS will continue its intense focus on cost reduction in 2010, with an additional investment of approximately $75 million.

TELUS wireless revenue is forecast to increase five to nine per cent in 2010 largely dependent on the extent of growth in wireless subscriber loading and the extent of ARPU erosion. Growth in wireless loading is expected to benefit from an increase in industry growth with a penetration gain of approximately four per cent. TELUS will benefit from a full year effect of our new 3G+ network, increased data and roaming revenues helping offset continued declines in voice ARPU and the effects of new competitive entry. Wireless EBITDA is expected to be flat to higher by five per cent next year, despite the impact on margins of increased smartphone subsidies for both new and existing clients.

Wireline revenue is expected to grow between negative one per cent to positive two per cent in 2010, reflecting data growth in business services and residential entertainment services largely offset by continued decreases in our traditional local and long distance segments. Wireline EBITDA is expected to increase by two to eight per cent as a result of modest revenue growth and increased savings from efficiency activities along with a reduction in restructuring costs, partially offsetting the costs from TELUS TV subscriber growth.

Capital expenditures in 2010 are forecasted to return to more historical levels of approximately $1.7 billion. The decrease in capital expenditures in 2010 is largely due to the substantial and early completion of TELUS’ HSPA 3G+ wireless network. The wireline broadband network for ADSL 2+ will be substantially completed in 2010, while the more cost effective upgrade to VDSL 2 will roll-out over the next two years.

Key Assumptions & Sensitivities

For 2010 target purposes, a number of assumptions were made including: ongoing wireline and wireless competition in both business and consumer markets; wireless industry market penetration gain of approximately four percentage points; increased wireless subscriber loading in smartphones; reduced downward pressure on wireless average revenue per unit; new competitive wireless entry in early 2010; in wireline stable residential network access line losses and continued competitive pressure in small medium business market from cable-TV and VoIP companies; continued wireline broadband expansion; significant increase in cost of acquisition and retention for smartphones and TELUS TV loading; approximately $75 million of restructuring and workforce reduction expenses; EBITDA savings of approximately of $135 million from efficiency initiatives; statutory tax rate of approximately 28.5 to 29.5%; cash income taxes peaking at approximately $385 to $425 million; and a pension accounting discount rate of 5.75% (150 bps lower than 2009) and expected long-term return of 7.25% (unchanged from 2009).

We encourage investors to read the forward looking statements below, and in related disclosures, for the various economic, competitive, regulatory and company factors that could cause actual future financial and operating results to differ from those currently expected.

Forward-looking statements

This document contains forward-looking statements that require assumptions about expected future events and financial and operating results that require assumptions and are subject to inherent risks and uncertainties. There is significant risk that assumptions, predictions and other forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements and assumptions as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed. Except as required by law, TELUS disclaims any intention or obligation to update or revise forward-looking statements, and reserves the right to change, at any time at its sole discretion, its current practice of updating annual guidance.

Factors that could cause actual results to differ materially include, but are not limited to: Competition (including more active price competition; the expectation that new wireless competitors will be offering services in early 2010 as a result of the 2008 advanced wireless services (AWS) spectrum auction;  industry growth rates including wireless penetration gain; actual network access line losses, TELUS TV and wireless subscriber additions experience; variability in average wireless revenue per unit as well as variability in subscriber acquisition and retention costs that are dependent on subscriber loading and retention volumes, smartphone sales and subsidy levels, and TELUS TV installation costs); economic growth and fluctuations (including strength and persistence of the economic recovery in Canada, and pension performance, funding and expenses); capital expenditure levels in 2010 and beyond  (due to the Company’s wireline broadband initiatives, fourth generation (4G) wireless deployment strategy, and any new Industry Canada wireless spectrum auctions); financing and debt requirements (including ability to carry out refinancing activities); tax matters (including acceleration or deferral of required payments of significant amounts of cash taxes); human resource developments (including current collective bargaining in the TELUS Québec region and collective bargaining agreements expiring in late 2010); business integrations and internal reorganizations (including ability to successfully implement cost reduction initiatives and realize expected savings); technology (including reliance on systems and information technology, broadband and wireless technology options and roll-out plans, choice of suppliers and suppliers’ ability to maintain and service their product lines, expected technology and evolution path and transition to 4G technology, expected future benefits and performance of high-speed packet access (HSPA) / long-term evolution (LTE) wireless technology, successful implementation of the wireless network build and sharing arrangement with Bell Canada to achieve cost efficiencies and reduce deployment risks, successful deployment and operation of new wireless networks and successful introduction of new products (such as new HSPA devices), new services and supporting systems); regulatory approvals and developments (including interpretation and application of tower sharing and roaming rules, the design and impact of future spectrum auctions, and possible changes to foreign ownership restrictions); process risks (including conversion of legacy systems and billing system integrations, and implementation of large complex enterprise deals that may be adversely impacted by available resources and degree of co-operation from other service providers); health, safety and environmental developments; litigation and legal matters; business continuity events (including manmade and natural threats); any future acquisitions or divestitures; and other risk factors discussed herein and listed from time to time in TELUS’ reports and public disclosure documents including its annual report, annual information form, and other filings with securities commissions in Canada (on SEDAR at sedar.com) and in its filings in the United States, including Form 40-F (on EDGAR at sec.gov).

For further information, see Section 10: Risks and risk management in TELUS’  annual 2008 Management’s discussion and analysis, as well as updates reported in Section 10 of TELUS’ 2009 quarterly Management’s discussions and analyses.

About TELUS

TELUS (TSX: T, T.A; NYSE: TU) is a leading national telecommunications company in Canada, with $9.6 billion of annual revenue and 11.9 million customer connections including 6.4 million wireless subscribers, 4.1 million wireline network access lines, 1.2 million Internet subscribers and more than 100,000 TELUS TV customers. Led since 2000 by President and CEO, Darren Entwistle, TELUS provides a wide range of communications products and services including data, Internet protocol (IP), voice, entertainment and video. In support of our philosophy to give where we live, TELUS, our team members and retirees have contributed $137 million to charitable and not-for-profit organizations and volunteered more than 2.6 million hours of service to local communities since 2000. Nine TELUS Community Boards across Canada lead our local philanthropic initiatives. For more information about TELUS, please visit telus.com

Contacts

Media Relations:	Investor Relations:
Shawn Hall	Darrell Rae
(604) 697-8176	(604) 697-8192
shawn.hall@telus.com	ir@telus.com